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                               February 10, 2023

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 3801, Building A, Sunhope e METRO, No. 7018 Cai Tian Road Futian District, Shenzhen
       Guangdong, China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 15 to
Registration Statement on Form F-1
                                                            Filed February 3,
2023
                                                            File No. 333-259012

       Dear Lei Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 15 to Registration Statement on Form F-1

       The Offering
       Use of Proceeds, page 29

   1. Proceeds of $6.75 million appear to be the gross proceeds. Please explain or revise to disclose the net
proceeds.
       Capitalization, page 87

   2. Please revise the as adjusted shares of 7,996,874 in the table to reflect the reduction in the
                                                        Offering to 1,500,000
shares. Also, please revise to disclose the number of shares outstanding on an as
adjusted basis if the over-allotment option is exercised.
 Lei Xia
ICZOOM Group Inc.
February 10, 2023
Page 2

       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLei Xia                                 Sincerely,
Comapany NameICZOOM Group Inc.
                                                          Division of
Corporation Finance
February 10, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName